SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

91359V107

(CUSIP Number)

Sean P. Downes

Universal Insurance Holdings, Inc.

1110 W. Commercial Blvd.

Fort Lauderdale, Florida 33309

Tel: (954) 958-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean P. Downes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Inapplicable
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,317,749
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 2,317,749
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 2 to Schedule 13D is being filed by Sean P. Downes. Mr. Downes filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated April 3, 2013 (the “Original Schedule 13D”). The Original 13D was amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 13, 2014. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to provide the following information

Mr. Downes acquired 500,000 restricted shares of Common Stock pursuant to his Employment Agreement with the Issuer effective February 22, 2013.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to provide the following information:

See Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a)	Following Mr. Downes’ net decrease in beneficial ownership described in Item 5(c) below, Mr. Downes beneficially owns in the aggregate 2,317,749 shares of Common Stock, which represents 6.5% of the Issuer’s outstanding shares of Common Stock. This percentage is based on 35,725,929 shares of Common Stock outstanding as of April 1, 2014.

(b)	Number of shares as to which Mr. Downes has:

(i)	sole power to vote or direct the vote: 2,317,749

(ii)	shared power to vote or direct the vote: none

(iii)	sole power to dispose or to direct the disposition of: 2,317,749

(iv)	shared power to dispose or to direct the disposition of: none

(c)	During the past sixty (60) days Mr. Downes’ net beneficial ownership decreased by 287,639 shares of Common Stock as follows:

(i)	Mr. Downes sold 25,300 shares of Common Stock pursuant to his Rule 10b5-1 trading plan adopted on December 12, 2013 through a broker in open market transactions as provided below:

Date of Sale	Number of Shares Sold	Weighted Average Sale Price Per Share (*)	Sale Price Range (*)
2/14/2014	5,300	$12.02	$12.00-$12.10
3/14/2014	20,000	$13.90	$13.73-14.13

(*)	Upon request, Mr. Downes will provide the staff of the Commission with full information regarding the numbers of shares sold at each separate price.

(ii)	On or about February 14, 2014, Mr. Downes transferred 77,685 shares of Common Stock to his former wife pursuant to a divorce settlement.

(iii)	On March 10, 2014, Mr. Downes elected to have the Issuer withhold an aggregate of 609,954 shares of Common Stock at a price of $14.66 per share in connection with multiple cashless exercises of stock options and their related tax withholdings.

(iv)	On March 28, 2014, Mr. Downes elected to have the Issuer withhold 74,700 shares of Common Stock at a price per share of $12.53 to satisfy Mr. Downes’ tax withholding obligations upon the vesting of 200,000 shares of restricted Common Stock.

(v)	On April 1, 2014, Mr. Downes received 500,000 restricted shares of Common Stock pursuant to his Employment Agreement with the Company effective February 22, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 2, 2014

By: /s/ Sean P. Downes

Name: Sean P. Downes